EXHIBIT 99.2

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS

AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND AS OF AND FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2003
AND SEPTEMBER 30, 2002

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

TABLE OF CONTENTS

Independent Auditor’s Report
Consolidated Balance Sheets	Exhibit A
Consolidated Statements of Operations	Exhibit B
Consolidated Statements of Shareholder’s Equity (Deficit)	Exhibit C
Consolidated Statements of Cash Flows	Exhibit D
Notes to Consolidated Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Shareholders
Florida Recycling Services, Inc. of Illinois
Chicago, Illinois

      We have audited the accompanying consolidated balance sheets of Florida Recycling Services, Inc. of Illinois and Subsidiary as of December 31, 2002, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholder’s equity (deficit) for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Recycling Services, Inc. of Illinois and Subsidiary as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Shepard Schwartz & Harris LLP

April 23, 2003

Chicago, Illinois

EXHIBIT A

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Nine Months Ended
	September 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$338,986	$—	$69,192	$897,341	$853,357
Receivables trade	14,564,071	9,630,940	10,691,735	12,256,134	12,106,381
Other	208,412	19,822	11,424	45,347	38,612
Prepaid expenses	1,007,695	417,817	492,026	370,707	366,655
Advances to related parties	855,000	720,000	510,000	—	—
Supplies and materials	986,311	470,834	487,520	432,939	314,010

Total current assets	17,960,475	11,259,413	12,261,897	14,002,468	13,679,015

PROPERTY AND EQUIPMENT
Building	576,941	699,721	699,721	1,451,221	1,451,221
Machinery and equipment	54,385,643	48,806,698	50,661,524	45,253,426	42,235,017

	54,962,584	49,506,419	51,361,245	46,704,647	43,686,238
Less — accumulated depreciation	36,917,362	31,094,841	33,828,548	24,966,942	15,428,841

	18,045,222	18,411,578	17,532,697	21,737,705	28,257,397
Land	98,198	413,198	413,198	476,226	476,226

	18,143,420	18,824,776	17,945,895	22,213,931	28,733,623

OTHER ASSETS
Deposits	17,961	18,435	18,435	2,878	445,897
Contract acquisition rights (net of accumulated amortization of $21,667 in 2002)	484,328	381,622	363,566	—	—
Goodwill (net of accumulated amortization of $68,611 in 2001 and $25,278 in 2000)	174,489	174,489	174,489	581,389	624,722
Deferred income taxes	598,200	627,700	636,000	636,000	486,000

	1,274,978	1,202,246	1,192,490	1,220,267	1,556,619

	$37,378,873	$31,286,435	$31,400,282	$37,436,666	$43,969,257

LIABILITIES AND SHAREHOLDER’S DEFICIT
CURRENT LIABILITIES
Checks issued in excess of bank balance	$—	$—	$—	$2,170,476	$1,547,156
Note payable — bank	10,500,000	4,500,000	4,500,000	—	—
Current maturities of long-term debt	8,532,000	9,107,018	8,198,916	10,687,496	8,985,279
Accounts payable	7,614,752	6,163,097	5,369,645	3,775,630	7,457,537
Accrued expenses	3,069,317	2,677,996	2,697,802	4,168,021	3,812,972

Total current liabilities	29,716,069	22,448,111	20,766,363	20,801,623	21,802,944

LONG-TERM DEBT — net of current maturities	10,188,434	14,355,973	15,051,757	25,457,100	23,832,025

SHAREHOLDER’S DEFICIT
Common stock — $1,000 par value, 1,000 shares authorized, 100 shares issued and outstanding	100,000	100,000	100,000	100,000	100,000
Additional paid-in capital	11,670,550	9,570,550	11,670,550	6,716,512	6,687,112
Accumulated deficit	(14,296,180)	(15,188,199)	(16,188,388)	(15,638,569)	(8,452,824)

Total shareholder’s deficit	(2,525,630)	(5,517,649)	(4,417,838)	(8,822,057)	(1,665,712)

	$37,378,873	$31,286,435	$31,400,282	$37,436,666	$43,969,257

The accompanying notes are an integral part of these statements.

EXHIBIT B

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Sales	$68,152,545	$62,906,633	$84,783,830	$81,722,405	$65,051,439

Cost of sales:
Direct labor	18,341,890	16,384,695	22,268,603	23,188,341	16,903,230
Dumping and hauling	22,188,786	21,044,331	28,516,654	30,123,083	19,196,995
Depreciation and amortization	5,069,585	6,216,011	9,172,228	10,645,485	9,991,132
Amortization of contract rights	45,000	—	43,334	—	—
Other	7,238,315	7,260,256	9,561,909	9,938,131	7,796,478

	52,883,576	50,905,293	69,562,728	73,895,040	53,887,835

Gross profit	15,268,969	12,001,340	15,221,102	7,827,365	11,163,604
Operating expenses	11,012,774	10,027,007	13,666,493	12,497,884	16,043,229

Operating income (loss)	4,256,195	1,974,333	1,554,609	(4,670,519)	(4,879,625)

Other (income) expense:
(Gain) loss on sale of assets	(51,206)	(26,120)	11,466	38,470	32,610
Interest expense	1,441,741	1,541,783	2,092,962	2,626,756	1,960,305
Interest income	—	—	—	—	(47,434)

	1,390,535	1,515,663	2,104,428	2,665,226	1,945,481

Income (loss) before income tax expense (benefit)	2,865,660	458,670	(549,819)	(7,335,745)	(6,825,106)
Income tax expense (benefit) — deferred	37,800	8,300	—	(150,000)	(250,000)

Net income (loss)	$2,827,860	$450,370	$(549,819)	$(7,185,745)	$(6,575,106)

Earnings per share	$28,278.60	$4,503.70	$(5,498.19)	$(71,857.45)	$(65,751.06)

The accompanying notes are an integral part of these statements.

EXHIBIT C

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

Years Ended December 31, 2002, 2001 and 2000

			Additional
	Shares	Par	Paid in	Accumulated
	Issued	Value	Capital	Deficit	Total

Balance — January 1, 2000	100	$100,000	$6,687,112	$(524,835)	$6,262,277
Net loss	—	—	—	(6,575,106)	(6,575,106)
Shareholder’s distribution	—	—	—	(1,352,883)	(1,352,883)

Balance — December 31, 2000	100	100,000	6,687,112	(8,452,824)	(1,665,712)
Net loss	—	—	—	(7,185,745)	(7,185,745)
Shareholder’s contribution	—	—	29,400	—	29,400

Balance — December 31, 2001	100	100,000	6,716,512	(15,638,569)	(8,822,057)
Net loss	—	—	—	(549,819)	(549,819)
Shareholder’s contribution	—	—	4,954,038	—	4,954,038

Balance — December 31, 2002	100	$100,000	$11,670,550	$(16,188,388)	$(4,417,838)

Net income	—	—	—	2,827,860	2,827,860
Shareholder’s distribution	—	—	—	(935,652)	(935,652)

Balance — September 30, 2003	100	$100,000	$11,670,550	$(14,296,180)	$(2,525,630)

The accompanying notes are an integral part of these statements.

EXHIBIT D

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Cash flows from operating activities:
Cash received from customers	$64,279,125	$65,557,352	$86,348,229	$81,572,652	$63,423,841
Interest received	—	—	—	—	47,434
Cash paid for goods and operating expenses	(57,463,385)	(56,104,512)	(76,284,274)	(78,757,105)	(55,466,326)
Interest paid	(1,353,863)	(1,486,321)	(2,011,004)	(2,450,343)	(1,841,305)

Net cash provided by operating activities	5,461,877	7,966,519	8,052,951	365,204	6,163,644

Cash flows from investing activities:
Advances to related parties	(345,000)	(720,000)	(510,000)	—	—
Deposits paid (returned)	474	(15,557)	(15,557)	443,019	(23,978)
Cash received from sale of property and equipment	260,510	53,000	117,221	1,578,756	118,805
Purchase of property and equipment	(5,066,195)	(3,642,169)	(5,821,311)	(5,670,297)	(22,485,330)
Purchase of goodwill / contract acquisition rights	(165,762)	—	—	—	(650,000)

Net cash used for investing activities	(5,315,973)	(4,324,726)	(6,229,647)	(3,648,522)	(23,040,503)

Cash flows from financing activities:
Proceeds from note payable — bank	2,900,000		1,300,000	—	—
Proceeds of long-term debt	4,976,696	1,331,222	1,590,216	11,282,538	36,024,348
Payments of long-term debt	(6,406,935)	(5,870,356)	(7,641,669)	(7,955,236)	(17,056,365)
Contribution from shareholder			2,100,000	—	—
Distributions to shareholder	(508,628)		—	—	(1,352,883)

Net cash provided by (used for) financing activities	961,133	(4,539,134)	(2,651,453)	3,327,302	17,615,100

Net increase (decrease) in cash and cash equivalents	269,794	(897,341)	(828,149)	43,984	738,241
Cash and cash equivalents — beginning	69,192	897,341	897,341	853,357	115,116

Cash and cash equivalents — ending	$338,986	$—	$69,192	$897,341	$853,357

Reconciliation of net income (loss) to net cash provided by operating activities:
Net income (loss)	$2,827,860	$450,370	$(549,819)	$(7,185,745)	$(6,575,106)

Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	5,114,585	6,241,289	9,215,562	10,645,485	10,016,410
(Gain) loss on sale of property and equipment	(51,206)	(26,120)	11,466	38,470	32,610
(Increase) decrease in:
Receivables — trade	(3,872,336)	2,625,194	1,564,399	(149,753)	(1,627,598)
Other receivables	(196,988)	25,525	33,923	(6,735)	28,196
Supplies and materials	(515,669)	(47,110)	(54,580)	(118,929)	(106,509)
Prepaid expenses	(498,791)	(37,895)	(121,320)	(4,052)	(302,127)
Deferred income taxes	37,800	8,300	(150,000)	(250,000)
Increase (decrease) in:
Checks issued in excess of bank balance		(2,170,476)	(2,170,476)	623,321	1,547,154
Accounts payable	2,245,107	2,387,467	1,594,015	(3,681,907)	3,240,178
Accrued expenses	371,515	(1,490,025)	(1,470,219)	355,049	160,436

	2,634,017	7,516,149	8,602,770	7,550,949	12,738,750

Net cash provided by operating activities	$5,461,877	$7,966,519	$8,052,951	$365,204	$6,163,644

During the nine months ended September 30, 2003, the Company distributed a building and land with a book value of $427,023 to its shareholder

The accompanying notes are an integral part of these statements

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Nature of Operations

      Florida Recycling Services, Inc. of Illinois (FRS of Illinois) and its subsidiary Florida Recycling Services, Inc. of Delaware (FRS of Delaware) operate waste disposal and recycling services in central Florida.

Note B — Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of FRS of Illinois and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

     Unaudited Interim Financial Statements

      In the opinion of management, the unaudited consolidated financial statements contain all adjustments, necessary to present fairly the consolidated financial position of the Company at June 30, 2003 and 2002 and the consolidated results of operations and cash flows for the six months ended June 30, 2003 and 2002.

      Financial statement disclosures required by generally accepted accounting principles have not been included for the unaudited interim consolidated financial information where those disclosures are not significantly different than disclosures presented with the audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

     Cash and Cash Equivalents

      The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Accounts Receivable

      Trade receivables are uncollateralized customer obligations due 30 days from the invoice date.

      Trade receivables are stated at the amount billed to the customer. The carrying amount of trade receivables is reduced by an allowance for doubtful accounts that reflects management’s estimate of the amounts that will not be collected. Management reviews individual receivable balances and the Company’s average write offs to estimate the allowance for doubtful accounts. At December 31, 2002, 2001 and 2000, an allowance of $379,120, $363,332 and $549,778, respectively was considered necessary.

     Property and Equipment

      Property and equipment is stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Expenditures for improvements, replacements and major renewals are capitalized.

      Depreciation is provided principally by accelerated methods over estimated useful lives of 5 to 39 years.

     Goodwill and Other Intangible Assets

      Goodwill, representing the aggregate excess cost of companies acquired over the fair value of their net assets at dates of acquisition, was being amortized by the straight-line method over a period of 15 years in the years ended December 31, 2001 and 2000.

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Summary of Significant Accounting Policies (Cont’d)

      In June 2001, Statement of Financial Accounting Standards (SFAS) No. 142 was issued to address the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002. Upon adoption of SFAS 142, the Company assigned approximately $407,000 of previously reported goodwill to contract acquisition costs.

      Contract acquisition costs are being amortized over their estimated remaining useful lives of approximately 8 years. Estimated amortization expense for each year through December 31, 2007 is $43,334.

      On January 1, 2002, goodwill amounting to $174,489 was not subject to further amortization as a result of SFAS No. 142. The Company conducted its initial impairment test in 2002, with no reduction of recorded goodwill resulting from the test. A reconciliation adjusting comparative net earnings and earnings per share for the years ended December 31, 2001 and 2000, to show the effect of amortizing the contract acquisition costs and no longer amortizing goodwill, follows:

	2001	2000

Reported net loss	$(7,185,745)	$(6,575,106)
Adjustments:
Goodwill Amortization	43,334	25,278
Contract acquisition costs amortization	(30,334)	(17,700)

Adjusted net loss	$(7,172,745)	$(6,567,528)

Basic earnings per share:
Reported net earnings	$(71,857.45)	$(65,751.06)
Effect of amortization changes	130.00	75.78

Adjusted net loss per share	$(71,727.45)	$(65,675.28)

     Impairment of Long-Lived Assets

      In accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, property and equipment and amortizable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable from estimated future undiscounted cash flows, excluding interest charges. Impairment losses are measured as the amount by which the carrying amount of the assets exceed their fair value.

     Fair Value of Financial Instruments

      SFAS No. 107 requires disclosures about the fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2002, 2001 and 2000. Accordingly, the estimates presented in these statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

      Management estimates the fair value of (i) receivables, advances to related parties, accounts payable, accrued expenses and notes payable to approximate carrying value due to short maturity of these instruments; and (ii) borrowings under the long-term debt approximates carrying value because the most significant portion of these borrowings accrues interest at a floating interest rate based on the market.

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Summary of Significant Accounting Policies (Cont’d)

      The Company’s remaining assets and liabilities, which are not considered financial instruments, have not been valued differently than customary with historical cost accounting.

     Per Share Data

      Net earnings per share (EPS) are computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Weighted average shares outstanding amounted to 100 shares in the years ended December 31, 2002, 2001 and 2000.

     Revenue Recognition

      The Company recognizes revenues when the services are rendered. Revenues billed prior to the performance of services are deferred and recorded as income in the period in which the related services are rendered.

     Income Taxes

      FRS of Illinois, with the consent of its shareholder, has elected to be taxed as an S corporation for Federal and state income tax purposes. The shareholder of an S corporation includes his share of the company’s income or loss on his individual income tax returns. Therefore, no provision or liability for federal or state income taxes has been made in the 2002, 2001 and 2000 financial statements for FRS of Illinois net loss of approximately $480,000, $6,966,000 and $6,184,000, respectively.

      FRS of Delaware provides for federal and state taxes currently due plus deferred taxes, if any, arising from temporary differences between income for financial reporting and income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

     Advertising

      Advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $73,300, $65,046 and $41,795, respectively.

     Estimates and Assumptions

      The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C — Note Payable — Bank

      The Company has a $6,500,000 commitment of which $4,500,000 is drawn at December 31, 2002. The note, which is due January 2004, bears interest at the banks prime rate (effective rate of 5% in 2002). Interest is payable monthly. The note is collateralized by a personal guarantee of the Company’s shareholder.

      Additionally in the first quarter of 2003, the Company entered into a $3,000,000 note payable agreement with a bank. The note was due October 2003. The Company is currently working on an extension for the note. The note bears interest at the bank’s prime rate and is payable interest only. The note is collateralized by a personal guarantee of the shareholder.

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note D — Long-Term Debt

      Long-term debt consists of the following:

	2002	2001	2000

Property note — payable in monthly installments of $5,065 including interest at 8%, due February 2015. Collateralized by land and building with a cost of $835,000	$—	$490,280	$510,951
Equipment notes — payable in monthly installments aggregating $777,591, $803,579 and $617,935 for 2002, 2001 and 2000, respectively, including interest at rates ranging LIBOR plus 2% to 9.78% (effective rate of 6.7%, 7.62% and 8.5% in 2002, 2001 and 2000, respectively) due at various dates through 2008. Collateralized by equipment with a cost of $34,723,265, $28,695,553 and $28,604,641 in 2002, 2001 and 2000 and personal guarantees of the Company’s shareholder	21,850,673	27,891,166	24,093,203
Unsecured note payable to shareholder, interest payable monthly at 8%	—	3,163,150	3,163,150
Note payable — interest payable monthly at 8.5%, due at various dates through 2004. The note is collateralized by a personal guarantee of the Company’s shareholder	1,400,000	1,400,000	1,400,000
Note payable — interest payable monthly at 5.75%, due on demand. The note is collateralized by a personal guarantee of the Company’s shareholder	—	3,200,000	3,650,000

	23,250,673	36,144,596	32,817,304
Less — current maturities	8,198,916	10,687,496	8,985,279

	$15,051,757	$25,457,100	$23,832,025

      Maturities of long-term debt in the five years subsequent to 2002 are:

Year	Amount

2003	$8,198,916
2004	8,344,232
2005	4,057,751
2006	2,096,314
2007	469,851
Thereafter	83,609

$23,250,673

Note E — Retirement Plan

      The Company has a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees who meet minimum eligibility requirements may elect to defer portions of their salary, subject to Internal Revenue Service limits. Employer contributions are discretionary. There was no profit sharing expense during 2002, 2001 and 2000.

Note F — Leases

      FRS of Illinois leases a recycling facility and warehouses under the terms of operating leases. The leases, which expire in September 2006 provide for minimum monthly rentals aggregating approximately $7,420 plus operating expenses. In addition, the Company rents office space for approximately $7,800 per month under a month-to-month lease. Minimum future rents under these leases are:

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year	Amount

2003	$89,040
2004	89,040
2005	80,560
2006	9,540
Total	$268,180

      Rent expense for the years ended December 31, 2002, 2001 and 2000 was $268,208, $311,422 and $232,000, respectively.

Note G — Income Taxes

      Income tax expense (benefit) is comprised of the following:

	Years Ended December 31,

	2002	2001	2000

Current federal income tax	$—	$—	$—
Deferred federal income tax benefit	—	(150,000)	(250,000)

Income tax benefit	$—	$(150,000)	$(250,000)

      Income tax expense (benefit), as a percentage of pretax earnings, is as follows:

	As a Percent of Pretax
	Earnings

	2002	2001	2000

Combined statutory federal income tax rate	39.0%	39.0%	39.0%

      At December 31, 2002, FRS of Delaware has available net operating loss carryforwards that may be used to reduce future taxable income amounting to $1,772,800. The carryforwards expire in the years 2013 -2017. A deferred tax asset, amounting to $636,000, $636,000 and $486,000 at December 31 2002, 2001 and 2000, respectively, was recorded relating to the future tax benefit of the net operating loss carryforwards. The Company has determined that it is more likely than not that the future tax benefit will be fully utilized; therefore no valuation allowance has been established related to the deferred tax asset.

Note H — Management Agreement

      The Company entered into a management agreement with a related party which provides for the payment of a monthly management fee of between 2.5% and 3.5% of sales. The management agreement is on a month-to-month basis. Management fees for the year ended December 31, 2002, 2001 and 2000 were approximately $2,888,000, $1,868,000 and $2,063,000, respectively. At December 31, 2002, accrued expenses include $194,700 due to the related party.

Note I — Concentrations of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers.

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note J — Cash Flow Information

     Non-cash investing and financing activities:

      During 2002, the Company distributed land and building subject to the related debt to its sole shareholder as partial payment on the note payable to the shareholder. The Company’s shareholder contributed the remaining balance on the note payable to additional paid-in capital. No additional shares were issued to the shareholder for the capital contribution. The additional paid-in capital contributed by the shareholder is as follows:

Loan payable to shareholder		$3,163,150
Less — property distributions:
Building (net of $46,567 of accumulated depreciation)	$704,932
Land	83,500
Debt assumed	(479,320)	309,112

Loan contributed to additional paid-in capital		2,854,038
Cash contributions		2,100,000

Total		$4,954,038

      In 2001, the shareholder contributed equipment (containers) valued at $29,400 to additional paid-in capital.

Note K — Acquisitions

      On June 30, 2000, FRS of Illinois acquired certain assets of a waste disposal and recycling company in Illinois for $4,500,000 in cash. The total purchase price exceeded the estimated fair market value of net assets acquired by approximately $650,000, which was recorded by the Company as goodwill. Upon adoption of SFAS 142, the Company assigned approximately $407,000 of previously reported goodwill to contract acquisition costs. The identifiable intangible asset represents the future benefit associated with the assets acquired.

      The following is a condensed description of assets acquired disclosing the preliminary estimated fair value amounts assigned to the major asset and liability captions, as adjusted:

Machinery and equipment	$3,850,000
Contract acquisition rights	407,000
Goodwill	243,000

      Cash flow information relative to the acquisition of the assets follows:

Fair value of assets acquired	$4,500,000
Cash paid for the assets	4,500,000

Liabilities assumed	$—

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L — Condensed Financial Information — Parent Company

FRS of Illinois — Condensed Balance Sheets —
December 31, 2002, 2001 and 2000

	2002	2001	2000

ASSETS
Cash	$69,192	$897,341	$853,357
Receivables	10,115,580	12,045,021	11,896,545
Other current assets	1,117,161	602,734	510,499

Total current assets	11,301,933	13,545,096	13,260,401
Investment in subsidiaries, at equity	1,617,397	1,687,733	1,907,687
Property and equipment	15,907,601	19,091,041	24,526,133
Intangible assets	538,055	581,389	624,722
Other assets	18,435	2,878	445,897

Total assets	$29,383,421	$34,908,137	$40,764,840

LIABILITIES AND SHAREHOLDER’S DEFICIT
Note payable	$4,500,000	$—	$—
Current maturities of long-term debt	8,198,916	10,687,496	8,985,279
Other current liabilities	6,050,586	7,585,598	9,613,248

Total current liabilities	18,749,502	18,273,094	18,598,527
Long-term debt	15,051,757	25,457,100	23,832,025

Total liabilities	33,801,259	43,730,194	42,430,552

Shareholder’s deficit:
Common stock	100,000	100,000	100,000
Additional paid-in capital	11,670,550	6,716,512	6,687,112
Accumulated deficit	(16,188,388)	(15,638,569)	(8,452,824)

Total shareholder’s deficit	(4,417,838)	(8,822,057)	(1,665,712)

Total liabilities and shareholder’s deficit	$29,383,421	$34,908,137	$40,764,840

FLORIDA RECYCLING SERVICES, INC. OF ILLINOIS AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note L — Condensed Financial Information — Parent Company (Cont’d)

FRS of Illinois — Condensed Statements of Earnings —
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Sales	$77,351,419	$74,595,327	$58,367,668
Cost of sales	62,766,038	67,487,704	47,364,929

Gross profit	14,585,381	7,107,623	11,002,739
Operating expenses	12,960,439	11,408,185	15,241,068

Operating income (loss)	1,614,942	(4,300,562)	(4,238,329)
Other expense	2,104,428	2,665,227	1,945,481

Loss before subsidiary earnings (loss)	(479,486)	(6,965,789)	(6,183,810)
Undistributed equity in loss of subsidiary	(70,333)	(219,956)	(391,296)

Net loss	$(549,819)	$(7,185,745)	$(6,575,106)

FRS of Illinois — Condensed Statements of Cash Flows —
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net loss	$(549,819)	$(7,185,745)	$(6,575,106)
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Undistributed equity in loss of subsidiary	70,333	219,956	391,296
Depreciation and amortization	8,130,965	9,560,888	8,208,748
Loss on sale of property and equipment	11,466	38,470	32,610
(Increase) decrease in current assets	1,797,514	(240,714)	(1,529,788)
Increase (decrease) in current liabilities	(1,535,008)	(2,027,651)	5,597,614

Net cash provided by operating activities	7,925,451	365,204	6,125,374

Cash flows from investing activities:
Advances to related parties	(382,500)	—	—
Proceeds from sale of property and equipment	117,221	1,578,756	118,805
Purchase of property and equipment	(5,821,311)	(5,670,297)	(22,418,281)
Other, net	(15,557)	443,019	(673,978)

Net cash used for investing activities	(6,102,147)	(3,648,522)	(22,973,454)

Cash flows from financing activities:
Proceeds from note payable	1,300,000	—	—
Proceeds from long-term debt	1,590,216	11,282,538	36,024,348
Payments on long-term debt	(7,641,669)	(7,955,236)	(17,056,365)
Contribution from shareholder	2,100,000	—	—
Distributions to shareholder	—	—	(1,352,883)

Net cash provided by (used for) financing activities	(2,651,453)	3,327,302	17,615,100

Net increase (decrease) in cash and cash equivalents	(828,149)	43,984	767,020
Cash and cash equivalents — beginning of year	897,341	853,357	86,337

Cash and cash equivalents — end of year	$69,192	$897,341	$853,357